UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 15, 2019

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

State or other jurisdiction of incorporation or organization

82-0669961

(I.R.S. Employer Identification No.)

5910 Pacific Center Blvd., Suite 300, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352 - 0622

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

Changes in Board Composition

On November 15, 2019, Avtar Dhillon resigned as Chairman of the Board of Directors (the “Board”) and as a director of Emerald Health Pharmaceuticals Inc., a Delaware corporation (the “Company”). Effective November 15, 2019, the Board appointed James Heppell, an existing member of the Board, to serve as Chairman of the Board, and the Board elected James DeMesa, the President and Chief Executive Officer of the Company, as a director to fill the vacancy on the Board created by the resignation of Avtar Dhillon.

Related Party Transactions

On November 15, 2019, the Company and Emerald Health Sciences Inc., the Company’s majority stockholder (“EHS”), entered into a Board Observer Agreement, whereby the Company granted to EHS the right to designate an observer on the Board for so long as EHS maintains ownership of any securities of the Company. Avtar Dhillon was appointed as the initial Board Observer pursuant to the Board Observer Agreement. The foregoing description of the Board Observer Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text thereof attached hereto as Exhibit 6.1 and incorporated by reference herein.

On November 15, 2019, the Loan Agreement between EHS, as lender, and the Company, as borrower, dated as of September 1, 2017, as amended on January 26, 2018 (the “Loan Agreement”), was amended by the parties to reduce the interest rate under the Loan Agreement from 12% to 10% per annum. The amendment was made pursuant to the Amendment Agreement No. 2 attached hereto as Exhibit 6.2 and incorporated by reference herein.

On November 15, 2019, pursuant to a Notice of Demand received from EHS, $3,000,000 of unpaid principal balance and accrued interest in the amount of $178,933 under the Loan Agreement was repaid to EHS. The repayment was made by a cashless offset of the remaining unpaid principal balance of $3,000,000 and accrued interest in the amount of $178,933 payable to the Company under the Promissory Note dated May 21, 2019, made by EHS in favor of the Company.

On November 15, 2019, the Board approved the termination of the Independent Contractor Agreement dated April 1, 2019 between the Company and EHS. The termination of the Independent Contractor Agreement will be made effective as of December 31, 2019 pursuant to a Termination of Independent Contractor Agreement between the Company and EHS.

EXHIBIT INDEX

Exhibit No.	Description

EX6.1	Board Observer Agreement dated November 15, 2019 between the Company and Emerald Health Sciences Inc.

EX6.2	Amendment Agreement No. 2 dated November 15, 2019 between the Company and Emerald Health Sciences Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

By:	/s/ James DeMesa
James DeMesa
President and Chief Executive Officer

Date: November 21, 2019

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